Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post–Effective Amendment No. 60 to Registration Statement No. 033-60973 on Form N–1A of our report dated December 16, 2019, relating to the financial statements and financial highlights of Fidelity International High Dividend ETF, Fidelity International Value Factor ETF, Fidelity Targeted Emerging Markets Factor ETF, and Fidelity Targeted International Factor ETF each a fund of Fidelity Covington Trust, appearing in the Annual Report on Form N-CSR of Fidelity Covington Trust for the year ended October 31, 2019, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 20, 2020